FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Sneed, Paula A.	2. Issuer Name and Ticker or Trading Symbol The Charles Schwab Corporation (SCH)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) c/o The Charles Schwab Corporation 120 Kearny Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year April 7, 2003
(Street) San Francisco, CA 94108		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Right to Acquire Actual Stock	$8.30	4/7/03		A(1)		3,054.22		4/7/03	4/7/13	Common Stock	3,054.22		3,054.22	D

Explanation of Responses:

(1) The right-to-acquire shares were received pursuant to the Directors' Deferred Compensation Plan (the "Plan") and are held in a rabbi trust for the benefit of the reporting pursuant to the terms of the Plan.

By: /s/ Jane Fry, Attorney-in-fact Paula A. Sneed **Signature of Reporting Person	4/9/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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POWER OF ATTORNEY

I, Paula A. Sneed, appoint each of Carrie Dwyer, W. Hardy Callcott, Willie C. Bogan, R. Scott McMillen and Jane E. Fry of The Charles Schwab Corporation (the "Company"), signing singly, my attorney-in-fact to:

(1) Execute on my behalf and in my capacity as an officer and/or director of the Company, Forms 3, 4 and 5 (the "Form" or "Forms") in accordance with the Section 16 of the Securities Exchange Act of 1934, as amended by the Sarbanes-Oxley Act of 2002, and the rules thereunder, which execution may include the insertion of my name on the signature line of any Form; and

(2) Perform any and all acts on my behalf which may be necessary or desirable to complete and execute any Form and timely file such Form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3) Take any other action in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by me, it being understood that the documents executed by such attorney-in-fact on my behalf pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

I grant to each such attorney-in-fact full power and authority to do and perform any act necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as I might or could do if personally present.  I ratify and confirm all that such attorney-in-fact shall lawfully do by the rights and powers granted by this Power of Attorney.  Each attorney-in-fact shall have full power of substitution or revocation.

I acknowledge that the attorneys-in-fact, in serving in such capacity at my request, are not assuming, nor is the Company assuming, any of my responsibilities to comply with the Sarbanes-Oxley Act of 2002 or Section 16 of the Securities Exchange Act of 1934 or the rules thereunder.

This Power of Attorney shall remain in full force and effect until I am no longer required to file the Forms with respect to my holdings of and transactions in securities issued by the Company, unless I earlier revoke it in a signed writing delivered to the Office of the Corporate Secretary of the Company.